UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 30, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Air Transport Services Group, Inc.

File No. 000-50368 - CF#33837

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   Air Transport Services Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2016.

   Based on representations by Air Transport Services Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or information contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2022
Exhibit 10.2	through March 8, 2022
Exhibit 10.3	through March 8, 2022
Exhibit 10.4	through March 8, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary